# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GITLAB INC., CIK 0001653482
CUSIP: 37637K108
Title of class of securities: Class A Common Stock, par value $0.0000025
Address of issuer's principal executive offices: 268 BUSH STREET, #350, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001886022-25-000006
Filed by CIK 0001886022

## Reporting persons
- Sytse Sijbrandij: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 1,500,000; shared voting power 12,785,851; sole dispositive power 1,500,000; shared dispositive power 12,785,851; aggregate amount beneficially owned 14,285,851 (8.5% of the class)
  Comment: The total reported in Row 9 consists of: (i) 1,500,000 stock options exercisable for shares of Class A Common Stock of GitLab Inc. (the "Issuer"), directly held by Mr. Sijbrandij and which are exercisable within 60 days of September 30, 2026; and (ii) 12,785,851 shares of the Issuer's Class A Common Stock directly beneficially owned by the Sytse Sijbrandij Revocable Trust dated February 21, 2019 (the "Trust"), of which Mr. Sijbrandij is the sole trustee.
  
  The percentage in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on an aggregate total of 166,600,000 shares of the Issuer's Class A Common Stock outstanding as of August 18, 2026, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2026 (the "Quarterly Report"), filed on Form 10-Q with the U.S. Securities and Exchange Commission (the "SEC") on September 2, 2026, and after giving effect to the automatic down-conversion of all outstanding shares of the Issuer's Class B Common Stock, which occurred as of the close of business on August 21, 2026, as publicly disclosed in the Quarterly Report, under Item 15 of the Notes to Condensed Consolidated Financial Statements.
  
  This Amendment No. 6 amends, in its entirety, the statement on Schedule 13G originally filed by Mr. Sijbrandij with the SEC on February 11, 2022, and subsequently amended on February 14, 2023, May 15, 2023, February 12, 2024, November 12, 2024, and November 7, 2025.
- Sytse Sijbrandij Revocable Trust Dated February 21, 2019: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 12,785,851; sole dispositive power 0; shared dispositive power 12,785,851; aggregate amount beneficially owned 12,785,851 (7.6% of the class)
  Comment: The total reported in Row 9 consists of 12,785,851 shares of the Issuer's Class A Common Stock directly beneficially owned by the Trust.
  
  The percentage in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) under the Exchange Act, and based on an aggregate total of 166,600,000 shares of the Issuer's Class A Common Stock outstanding as of August 18, 2026, as reported by the Issuer in the Quarterly Report, and after giving effect to the automatic down-conversion of all outstanding shares of the Issuer's Class B Common Stock, which occurred as of the close of business on August 21, 2026, as publicly disclosed in the Quarterly Report, under Item 15 of the Notes to Condensed Consolidated Financial Statements.

## Item 1. Issuer
Name of issuer: GITLAB INC.
Address of issuer's principal executive offices: 268 BUSH STREET, #350, SAN FRANCISCO, CA, 94104.

## Item 2. Person Filing
Name of person filing:
Sytse Sijbrandij ("Mr. Sijbrandij")
Sytse Sijbrandij Revocable Trust Dated February 21, 2019 (the "Trust" and, together with Mr. Sijbrandij, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of the principal business office of Mr. Sijbrandij is:
268 Bush Street, #350
San Francisco, CA 94104

The address of the principal business office of the Trust is:
2810 North Church Street
PMB #29439
Wilmington, DE 19802-4447
Citizenship:
Mr. Sijbrandij is a citizen of The Netherlands
The situs of the Trust is the state of California, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of September 30, 2026, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 14,285,851 shares of the Issuer's Class A Common Stock.

As of September 30, 2026, Mr. Sijbrandij was the direct beneficial owner of 1,500,000 of the securities described in the preceding paragraph, consisting of an aggregate 1,500,000 stock options, which are exercisable for shares of the Issuer's Class A Common Stock within 60 days of September 30, 2026.

As of September 30, 2026, the Trust was the direct beneficial owner of 12,785,851 of the shares of the Issuer's Class A Common Stock described in the second paragraph of this Item 4(a). Mr. Sijbrandij is the sole trustee of the Trust. As such, Mr. Sijbrandij may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the Trust.
Percent of class:
As of September 30, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 8.5% of the Issuer's outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 0.9%, directly to Mr. Sijbrandij; and (ii) 7.6%, directly to the Trust and indirectly to Mr. Sijbrandij as its sole trustee.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) under the Exchange Act, and based on an aggregate total of 166,600,000 shares of the Issuer's Class A Common Stock outstanding as of August 18, 2026, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2026 (the "Quarterly Report"), filed on Form 10-Q with the U.S. Securities and Exchange Commission on September 2, 2026, and after giving effect to the automatic down-conversion of all outstanding shares of the Issuer's Class B Common Stock, which occurred as of the close of business on August 21, 2026, as publicly disclosed in the Quarterly Report under Item 15 of the Notes to Condensed Consolidated Financial Statements.
Sole power to vote or to direct the vote:
Mr. Sijbrandij 1,500,000
Trust 0
Shared power to vote or to direct the vote:
Mr. Sijbrandij 12,785,851
Trust 12,785,851
Sole power to dispose or to direct the disposition:
Mr. Sijbrandij 1,500,000
Trust 0
Shared power to dispose or to direct the disposition:
Mr. Sijbrandij 12,785,851
Trust 12,785,851

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1

## Signatures
- Sytse Sijbrandij: /s/ Sytse Sijbrandij, Sytse Sijbrandij (10/30/2026)
- Sytse Sijbrandij Revocable Trust Dated February 21, 2019: /s/ Sytse Sijbrandij, Sytse Sijbrandij/ Trustee (10/30/2026)